February 6, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:         Tom Jones, Esq.

Re:                    Delcath Systems, Inc.

Registration Statement on Form S-1

File No. 333-220898

Amendment No. 5 to Registration Statement on Form S-1 (the “Amendment”)

Dear Mr. Jones:

We are filing herewith the Amendment solely to amend the opinion attached as Exhibit 5.1 to reflect the fact that the shares, underlying the common stock warrants in the offering for which the above referenced registration statement was filed, are omitted from the opinion as the common stock warrant shares are not being registered.

I also confirm and acknowledge that the shares underlying the common stock warrants will be registered no later than the date such common stock warrants become exercisable (which is the one year anniversary of the date of issuance).

We communicate any further requests by a telephone call to Ms. Kahn at (516) 220-2230.

Very truly yours,

DELCATH SYSTEMS, INC.

/s/ Barbra Keck
Barbra Keck
Chief Financial Officer

1633 Broadway, Suite 22C, New York, NY 10019 | T: 212-489-2100 | F: 212-489-2102